[redacted]

08003745

RECEIVED

2008 JUL 11 A 3:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

July 7, 2008

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Exemption No: 82-35009

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 7, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended June 30, 2008

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

PROCESSED
JUL 15 2008
THOMSON REUTERS

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

July 7, 2008

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended 30th June 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2008.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Natural Resources Limited

Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

RECEIVED

2008 JUL 11 A 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6622
www.rnrl.in

July 7, 2008

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended 30th June 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended June 30, 2008.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Natural Resources Limited

Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED						
Scrip Code : 532709			As On : 30th June 2008			
Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	23	886763053	886741550	54.59	54.30
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**34**	**895608142**	**895586539**	**55.14**	**54.84**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**34**	**895608142**	**895586539**	**55.14**	**54.84**

(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	172	2129326	1653966	0.13	0.13
(b)	Financial Institutions/Banks	387	1064153	940891	0.07	0.07
(c)	Central Government/State Governments	59	1061815	56256	0.07	0.07
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	14	62769169	62765540	3.86	3.84
(f)	Foreign Institutional Investors	388	51039836	50916917	3.14	3.13
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1020**	**118064299**	**116333570**	**7.27**	**7.23**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	8905	86072925	85377251	5.30	5.27
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2614358	475182933	425595369	29.25	29.10
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	563	30886269	30308753	1.90	1.89
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	19962	18468692	14264501	1.14	1.13
	Sub -Total (B)(2)	**2643788**	**610610819**	**555545874**	**37.59**	**37.39**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2644808**	**728675118**	**671879444**	**44.86**	**44.62**
	TOTAL (A) +(B)	**2644842**	**1624283260**	**1567465983**	**100.00**	**99.46**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**8847162**	**8847162**	**0.00**	**0.54**
	GRAND TOTAL (A)+(B)+(C)	**2644843**	**1633130422**	**1576313145**	**100.00**	**100.00**

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55
1	Reliance Capital Limited	1 64 92 758	1.01
2	Reliance Innoventures Private Limited	1 15 29 001	0.71
3	Sonata Investments Limited	5 00 000	0.03
4	Hansdhwani Trading Company Pvt Ltd	40	0.00
4	Anil D Ambani	18 59 171	0.11
5	Jaianmol A. Ambani	16 69 759	0.10
6	Jaianshul A. Ambani	100	0.00
7	Kokila D. Ambani	36 65 227	0.22
8	Tina A Ambani	16 50 832	0.10
	TOTAL	89 56 08 142	54.84

I(c)	Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares		
Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	50371480	3.08
	TOTAL	**50371480**	**3.08**

I(d)	Statement showing details of locked -in shares			
Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	Promoter	410000000	25.11
	TOTAL		**410000000**	**25.11**

Reliance Natural Resources Limited

II(a)	Statement showing details of Depository Receipts (DRs)			
Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	4423581	8847162	0.54
	TOTAL		**8847162**	**0.54**

II(b)	Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares			
Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil		0	0.00
	TOTAL		0	0.00

Reliance Natural Resources Limited

END